Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            Campbell Resources anticipate not being able to fulfil its Continuous
            Disclosure Obligations

            MONTREAL, March 20 /CNW Telbec/ - Campbell Resources Inc. (the
"Corporation") (NEX CCH, OTC Bulletin Board: CBLRF) is currently in a process of restructuration and subject to an ordinance issued by the Court under the
Companies' Creditors Arrangement Act (R.S.C. 1985, c. C-36) (Ref.: Press
release dated January 28, 2009), wishes to inform its securities holders that it will not be able to fulfil its Continuous Disclosure Obligations with regards to the filing of its annual financial statements and auditor's report, the filing of its interim financial statements, of its management's discussion and analysis as well as the Annual Information Form and the documents pertaining to the Management Proxy Circular in relation to the annual shareholders meeting until such time as it has presented a plan of arrangement to its creditors and elaborated a restructuration plan.
            The Corporation intends to comply with the alternative information guidelines contained in Policy Statement 12-203 as long as its remains in default of its Continuous Disclosure Obligations and, in particular, to disclose to the applicable Canadian Securities Administrators the same information it provides to its creditors as well as any other material information concerning its business that has not been generally disclosed.

            Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual
Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to:
differences between estimated and actual mineral reserves and resources;
changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are expressly qualified in their entirety by this cautionary statement.
            %SEDAR: 00001579EF          %CIK: 0000718053

            /For further information: Campbell Resources Inc.: Andre Fortier,
President and Chief Executive Officer, (514) 875-9033,
afortier(at)campbellresources.com/
            (CCH.H. CBLRF)

CO:  CAMPBELL RESOURCES INC.

CNW 15:06e 20-MAR-09